[letterhead]

Jones, Jensen & Company, LLC
Certified Public Accountants and Consultants
50 South Main Street
Salt Lake City, Utah  84144
Telephone 801-328-4408
Fax 801-328-4461



June 29, 1999


Board of Directors
Chequemate International, inc.
Salt Lake City, Utah  84101

Dear Sirs:

We suggest that the Company request an extension from the Securities and Exchange Commission for filing 10KSB for the year ended March 31, 1999. The reason for our suggestion is because our audit of the Company's financial statements is not complete and will not be completed in time to file the 10KSB. We are still waiting for information regarding receivables and inventory needed to complete the testing of these accounts and the failure of outside parties to respond to our confirmations has prevented us from completing the audit.

Sincerely,

/s/ Jones, Jensen & Company

JONES, JENSEN & COMPANY